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                              January 11, 2021

       Michael Behrens
       Chief Executive Officer
       My Racehorse CA LLC
       250 W. 1st Street, Suite 256
       Claremont, CA 91711

                                                        Re: My Racehorse CA LLC
                                                            Offering Statement
on Form 1-A
                                                            Post-qualification
Amendment No. 20
                                                            Filed December 18,
2020
                                                            File No. 024-10896

       Dear Mr. Behrens:

              We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Post-qualification Amendment No. 20 to Form 1-A

       Description of Action Bundle
       Asset Description, page 94

   1. We note your asset description of Action Bundle. Specifically, we note the language on diversifying to
mitigate risk in investing in racehorses. Please revise to balance the disclosure in this
section by including a cross reference to your risk factors. We also note the language that
"owners [can] increase their chances of owning the next great champion." Please
revise to reflect the concept of racing leases as opposed to ownership.
       General

   2.                                                   Please explain whether
you believe that the Co-Ownership Agreements, Lease
                                                        Agreements and other
assets of any Series are    investment securities    as defined in
 Michael Behrens
My Racehorse CA LLC
January 11, 2021
Page 2
       Section 3(a)(2) of the Investment Company Act. In your response, please provide your analysis for each different type of asset that may be held by a Series, including any relevant case law, no-action letters or other authorities.
3. Please explain whether you believe that any Series may be considered an investment
       company    under the Investment Company Act and, if so, whether any
exemptions or
       exclusions may be applicable. In your response, please cite to any case law, no-action letters or other authorities that you believe may be relevant.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Cara Wirth at (202) 551-7127 or Lilyanna Peyser at (202) 551-3222 with any questions.



                                                             Sincerely,
FirstName LastNameMichael Behrens
                                                             Division of
Corporation Finance
Comapany NameMy Racehorse CA LLC
                                                             Office of Trade &
Services
January 11, 2021 Page 2
cc:       Christopher Tinen
FirstName LastName